

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Nathan Berman
Principal Accounting Officer
PANACEA LIFE SCIENCES HOLDINGS, INC.
5910 S University Blvd, C18-193
Greenwood Village, CO 80121

> **Re: PANACEA LIFE SCIENCES HOLDINGS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-38190**

Dear Mr. Berman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 28

1. You indicate that your Chief Executive Officer (principal executive officer) who is presently also serving as your principal financial officer, has conducted an evaluation of the design and effectiveness of your disclosure controls and procedures. However, we note that you have included in Exhibit 31.1 a Section 302 Certification of Principal Financial Officer from Nathan Berman. Please address this apparent inconsistency.

2. In accordance with Item 308 of Regulation S-K, please amend your filing to provide management's annual report on internal control over financial reporting. Ensure you include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant. Also, include management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(1) and (3) of Regulation S-K.

Nathan Berman
PANACEA LIFE SCIENCES HOLDINGS, INC.
May 5, 2022
Page 2

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences